BAYTEX CONFERENCE CALL AND WEBCAST ON FOURTH QUARTER AND FULL YEAR 2020 FINANCIAL AND OPERATING RESULTS TO BE HELD ON
FEBRUARY 25, 2021

CALGARY, ALBERTA (February 17, 2021 - Baytex Energy Corp. (TSX: BTE) will release its fourth quarter and full year 2020 financial and operating results after the close of markets on Wednesday February 24, 2021. A conference call and webcast will be held on Thursday February 25, 2021 to discuss the results.

Conference Call Details:

Date:             Thursday February 25, 2021

Time:             9:00 a.m. MST (11:00 a.m. EST)

Dial-in:          1-416-915-3239 (Toronto Local and International)
                     1-800-319-4610 (North America Toll-Free)

Webcast:      http://services.choruscall.ca/links/baytex20210225.html

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com, or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com